Exhibit 99.30

Media release

Oyu Tolgoi power solution progresses

31 December 2018

Rio Tinto today announced the signing of the Power Source Framework Agreement (PSFA) between Oyu Tolgoi and the Government of Mongolia.

Rio Tinto Copper & Diamonds chief executive Arnaud Soirat said “The Power Agreement is a positive step forward for Oyu Tolgoi and outlines a path to secure reliable, long-term power for the operation.

“We will now work together with all of Oyu Tolgoi’s partners to finalise the details and develop the power project which will help ensure the operation reaches its full potential to the benefit of all shareholders.”

The agreement sets out an amended timetable for Oyu Tolgoi to meet its obligation to source power domestically. The 300 megawatt plant will be majority owned by Oyu Tolgoi LLC and will be situated close to the Tavan Tolgoi coalfields. Construction is scheduled to start in 2020 following extensive studies, with the commissioning of the plant by mid-2023.

All Oyu Tolgoi shareholders will now work on the further technical specifications and commercial arrangements underpinning the framework agreement.

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